No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341



5 November 2003

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE BANK



Dear Sir/Madam

**Macquarie Bank Limited (File Number 82-34740) documents for lodgement**

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary



dlw 11/12

ABN 46 008 583 542



No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

30 October 2003

MACQUARIE BANK

**ASX RELEASE**

## MACQUARIE BANK ADVISES CHANGE TO DIVIDEND REINVESTMENT PLAN

The Board of Macquarie Bank Limited has today determined, having regard to current market practice and the Bank's capital management, that there will no longer be a discount to the Market Value on the allotment of shares under the Bank's Dividend Reinvestment Plan, effective immediately.

A letter will be sent to ordinary shareholders advising them of this change. A copy of this letter is attached for reference.

Yours faithfully

Dennis Leong
Company Secretary

**Further queries:**

Erica Sibree, Investor Relations +61 28232 5008

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

30 October 2003

MACQUARIE
BANK

Dear Macquarie Bank Shareholder

**VARIATION TO DIVIDEND REINVESTMENT PLAN**

This letter is to advise of a variation to the operation of the Macquarie Bank Limited ("MBL" or the "Bank") Dividend Reinvestment Plan ("DRP"). The DRP was introduced in May 2002 to provide ordinary shareholders of MBL with the choice of applying dividends on their ordinary shares to acquiring fully paid ordinary shares in the Bank rather than receiving those dividends directly in cash.

Under the DRP Rules, Directors may from time to time vary the level of discount to the Market Value (as defined in the DRP Rules) of ordinary MBL shares acquired under the DRP. Shares allotted under the DRP have previously been allotted at a discount of 2.5% to the Market Value.

The Board of MBL has determined that there will no longer be a discount to the Market Value on the allotment of shares under the DRP, effective immediately, having regard to current market practice and the Bank's capital management.

If you are already a participant in the DRP and wish to continue your participation in the plan, you need not take any action. If you wish to commence participation or vary your level of participation for the next dividend payment in December 2003 and any interim or final dividends thereafter, please return the enclosed form to our share registry, Computershare, by no later than 24 November 2003.

A copy of the Plan Rules and the revised Summary of the Plan Rules can be obtained from the Bank's Shareholder Centre on our website at www.macquarie.com.au or by calling Computershare on 1300 850 080. If you have any questions please contact Computershare on this number or one of the Bank's investor relations staff on (02) 8232 5006.

Yours faithfully

Dennis Leong
Company Secretary